Exhibit (a)(11)

   NEWS RELEASE

 Fedders Corporation
 505 Martinsville Road
 P.O. Box 813
 Liberty Corner, NJ  07938-0813
 Fax  908 604 0715
 Tel  908 604 8686
 www.fedders.com


               FEDDERS CORPORATION COMPLETES TENDER OFFER FOR
                                TRION, INC.

    Liberty Corner, NJ - August 12, 1999 -- Fedders Corporation (NYSE: FJA & FJC) announced today that its indirect wholly-owned subsidiary TI Acquisition Corp. has successfully completed its cash tender offer to purchase all of the outstanding shares of common stock of Trion, Inc. (NASDAQ: TRON) at a price of $5.50 per share.

    Fedders believes that approximately 6,376,705 shares of Trion common stock were validly tendered and not withdrawn pursuant to the tender offer (including 112,883 shares subject to guarantees of delivery), which expired at 12:00 midnight, New York City time, on August 11, 1999, and that such shares have been accepted for payment. After giving effect to the purchase of the shares tendered, Fedders would beneficially own approximately 89% of the outstanding Trion shares.

    The tender offer will be followed by a merger of TI Acquisition Corp. with and into Trion, Inc. Pursuant to such merger, those Trion stockholders who did not tender their shares in the tender offer and who do not seek appraisal of their shares pursuant to applicable provisions of Pennsylvania law will have their shares converted into the right to receive the same $5.50 per share in cash payable pursuant to the tender offer.

    Trion, a world leader in the indoor air quality industry, manufactures and sells a broad line of high-performance products that improve indoor air quality in cleanrooms, industrial/commercial and residential environments. Their extensive line of products includes electronic air cleaners, HEPA & ULPA filters, humidifiers and dust collectors.

    Trion's line of indoor air quality products is complementary to Fedders' existing product line of air conditioners and dehumidifiers and many of the products, including air cleaners and humidifiers, are counter-seasonal to air conditioner and dehumidifier sales.

    Visit the Fedders investor information website at www.FEDDERS.com to access additional information on Fedders including annual reports, SEC filings and special reports.


 Contact:  Judy Katz